[SES LETTERHEAD]

December 15, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. John Cash Mr. Dale Welcome Ms. Melinda Hooker

Re:	Synthesis Energy Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 12, 2014
Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Filed November 14, 2014
File No. 1-33522

Dear Mr. Cash, Mr. Welcome and Ms. Hooker:

This letter is in response to your letter dated December 2, 2014, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. For your convenience, the response is preceded by the Staff’s comment to which the response relates.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 4. Controls and Procedures, page 34

1.	It appears from your disclosure that you did not provide a conclusion on the effectiveness of your disclosure controls and procedures at September 30, 2014. Rather, you provided a conclusion on the effectiveness of your internal controls over financial reporting, provided under Item 308(a) of Regulation S-K, which is not required in interim quarterly reports. Please tell us whether your disclosure controls and procedures were effective or not effective at September 30, 2014. Additionally, please revise future interim filings to provide the disclosure required by Item 307 of Regulation S-K.

U.S. Securities & Exchange Commission

December 15, 2014

Response. In response to the Staff’s comment, the Company informs the Staff that its disclosure controls and procedures were effective at September 30, 2014. The Company will revise the disclosure in its future interim filings to provide the disclosure required by Item 307 of Regulation S-K.

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours, /s/ Roger Ondreko Roger Ondreko Chief Financial Officer